Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

Claudia Bustamante, IRO
Tel: +(51) 958699760

E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT www.cementospacasmayo.com/ or contact: Claudia Bustamante, IRO Tel: +(51) 958699760 E‐mail: cbustamante@cpsaa.com.pe

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR SECOND QUARTER 2026

Lima, Peru, July 20, 2026 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q26”) and the first six months of the year (“6M26”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

2Q26 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 2Q25, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 15.5%, mainly due to an increase in bagged cement demand, as self-construction continued its strong performance.

●	Revenues increased by 15.4%, in line with the increased sales volumes mentioned above.

●	Consolidated EBITDA increased 34.3%, reaching S/174.8 million, mainly due to the above-mentioned sales volume increase, as well as higher operating profit as profitability in the concrete sector increased.

●	Consolidated EBITDA margin was 31.3%, a 4.4 percentage point increase.

●	Net income was S/ 77.2 million, a 61.5% increase, mainly due to higher operating income as well as lower financial expenses as debt levels continued decreasing.

6M26 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 6M25, unless otherwise stated)

●	Sales volume increased by 13.6%, mainly due to increased demand for bagged cement, as mentioned above.

●	Revenues increased by 13.3%, in line with the increased sales volume.

●	Consolidated EBITDA increased 33.1%, reaching S/352.7 million, mainly due to increased demand, as well as operational efficiencies from higher-margin concrete products.

●	Consolidated EBITDA margin was 31.6%, a 4.7 percentage point increase.

●	Net income increased by 58.4%, reaching S/ 159.2 million mainly due to higher operating income, as well as slightly lower financial expenses as we continue to lower our debt levels.

We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Cement, concrete and precast shipments (MT)	795.0	688.2	15.5%	1,592.4	1,401.9	13.6%
In millions of S/
Sales of goods	558.9	484.1	15.4%	1,114.5	983.3	13.3%
Gross profit	221.1	179.7	23.0%	455.5	363.0	25.4%
Operating profit	136.4	90.7	50.4%	276.1	186.4	48.1%
Net income	77.2	47.8	61.5%	159.2	100.5	58.4%
Consolidated EBITDA	174.8	130.3	34.3%	352.7	264.9	33.1%
Gross Margin	39.6%	37.1%	2.5 pp.	40.9%	36.9%	4.0 pp.
Operating Margin	24.4%	18.7%	5.7 pp.	24.8%	19.0%	5.8 pp.
Net income Margin	13.8%	9.9%	3.9 pp.	14.3%	10.2%	4.1 pp.
Consolidated EBITDA Margin	31.3%	26.9%	4.4 pp.	31.6%	26.9%	4.7 pp.

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MANAGEMENT COMMENTS

During the second quarter of 2026, we maintained a solid operational performance and continued to execute our financial strategy with discipline. Our consolidated EBITDA in 2Q26 reached S/ 174.8 million, a 34.3% increase compared to 2Q25, resulting in an improved EBITDA margin of 31.3% (up from 26.9% in 2Q25). This operational efficiency, coupled with disciplined cost control strategies, directly contributed to a rise in revenues to S/ 558.9 million, a 15.4% growth over the same period last year. Complementing this, our net profit rose by 61.5% to S/ 77.2 million.

Building a sustainable future implies deeply knowing, measuring, and managing the impact of our actions. In line with this commitment, we received the official verification statement for our 2025 Organizational Carbon Footprint, granted by ICONTEC Perú as an independent verification body. This significant milestone not only backs our corporate transparency but also validates, with rigorous data, the emission reductions we are successfully achieving across the entire company. This collective achievement is the fruit of the collaborative teamwork between our Climate Action area and all involved units, who continuously strive to improve our environmental performance as we advance toward an increasingly sustainable operation.

Furthermore, our dedication to driving technological innovation achieved a major milestone this quarter. Pacasmayo has successfully obtained a tax benefit, granted by CONCYTEC following the official approval and authorization of our technological innovation project. This qualification underscores our strategic focus on research and development, allowing us to optimize fiscal efficiency while reinforcing our commitment to advancing cutting-edge solutions that strengthen our long-term competitiveness within the industry.

Moreover, our portfolio of advanced building solutions continues to grow more robust, driving the industrialization of the sector through highly efficient, safe, and sustainable alternatives. Our technical expertise is reflected across several high-impact projects. In road infrastructure, we are enhancing resilient connectivity in northern Peru—specifically in Piura, Chiclayo, and La Libertad—through specialized soil stabilization and rigid pavements designed to withstand demanding climate conditions. For the mining and industrial sectors, our prefabricated concrete solutions continue to optimize execution times and operational continuity in extreme environments, as demonstrated at Yanacocha Sulfuros in Cajamarca, where we delivered 432 prefabricated foundations at over 4,000 meters above sea level. Additionally, our hydraulic and soil containment solutions achieved significant commercial traction, highlighted by the specification of an additional 4.4 kilometers of concrete sheet piles for the Piura River defense project. By accompanying our clients from engineering specification to final assembly, we reinforce our position as a key strategic partner in the region’s development.

Our people remain the driving force behind our success, and our focus on talent, diversity, and inclusion continues to receive outstanding recognition. We are proud to announce that Pacasmayo has entered the Top 15 of the Merco Talento 2026 index, climbing to the 14th position nationwide among the best companies to attract and retain talent, while securing the #1 spot in the cement sector for the 11th consecutive year. In parallel, we successfully closed a new edition of “ALAS: Mujeres que inspiran” (Inspiring Women), a comprehensive program designed to drive the leadership and empowerment of 25 women in Pacasmayo. Through group learning, specialized workshops, and personalized coaching, we continue to build an inclusive culture that fosters trust, professional growth, and the capacity to generate a meaningful impact within the organization.

We conclude this quarter with great optimism, confident that our strategic progress in sustainability, innovation, and talent development—supported by our ongoing integration with Holcim—will allow us to leverage global capabilities while maintaining our deep local essence. United by a common purpose, we remain uniquely positioned to build a stronger, more diverse, and unstoppable future.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.(1)

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

(1)	On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control.

5 *Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet PERUVIAN CEMENT INDUSTRY OVERVIEW: The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.(1) The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit). In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”. (1) On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control.

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6 OUR STRATEGIC PROGRESS Dow Jones Best-in-Class MILA For the seventh consecutive year, we have been included in the Dow Jones Best-in-Class MILA Index (DJBIC). In 2025, we scored 79 points on S&P Global’s Corporate Sustainability Assessment (CSA) improving our performance compared to We received the verification statement for our 2025 Organizational Carbon Footprint, issued by ICONTEC Perú as an independent verification body. This milestone not only underscores our transparency as an organization but Carbon Footprint Merco Talento We are among the Top 15 in the Merco Talento 2026 rankings. We climbed to 14th place in the ranking, which recognizes the country’s best companies for attracting and retaining talent. In addition, we were recognized as the No. 1 company in the cement industry for 11 consecutive years. For the third consecutive year, we have been named one of the 10 most responsible companies in Peru, ranking ninth in the overall Merco Responsabilidad ESG 2025 ranking. This recognition reflects our daily efforts to integrate environmental, social, and governance criteria Merco ESG

5

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Pacasmayo Plant	452.4	412.1	9.8%	931.0	842.0	10.6%
Rioja Plant	83.4	77.2	8.0%	169.2	153.5	10.2%
Piura Plant	267.8	198.9	34.6%	488.1	408.6	19.5%
Total	803.6	688.2	16.8%	1,588.3	1,404.1	13.1%

Driven by higher demand, total cement production volume increased 16.8% in 2Q26 compared to 2Q25, reaching 803.6 thousand metric tons. Growth was recorded across all facilities, led by the Piura Plant, where production rose 34.6%, followed by increases of 9.8% at the Pacasmayo Plant and 8.0% at the Rioja Plant. During the 6M26, total cement production increased 13.1% year-over-year to 1,588.3 thousand metric tons, reflecting growth of 19.5% at Piura, 10.6% at Pacasmayo, and 10.2% at Rioja.

Clinker Production Volume

(thousands of metric tons)

	Production
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Pacasmayo Plant	199.6	214.7	-7.0%	537.1	506.8	6.0%
Rioja Plant	63.0	57.8	9.0%	128.1	114.3	12.1%
Piura Plant	76.5	266.8	-71.3%	249.5	431.7	-42.2%
Total	339.1	539.3	-37.1%	914.7	1,052.8	-13.1%

Clinker production volume at the Rioja plant increased by 9.0% in 2Q26 and 12.1% in 6M26 compared to the same periods in 2025, primarily to meet higher cement demand in its area of influence.

Clinker production volume at the Piura Plant decreased 71.3% in 2Q26 and 42.2% in 6M26 compared to the corresponding periods of 2025, reflecting the timing of production under our annual production plan, which is designed to maximize kiln operating efficiency throughout the year.

Clinker production volume at the Pacasmayo plant decreased 7% in 2Q26 compared to the same period of 2025, mainly due to scheduled maintenance this quarter. However, during 6M26, clinker production increased 6% compared to the same period of 2025, in line with the increased cement production during this period.

Total clinker production volume decreased 37.1% in 2Q26 and 13.1% in 6M26 compared to the corresponding periods of 2025, mainly due to the use of existing clinker inventories and scheduled kiln maintenance at our Pacasmayo and Piura plants during April 2026 and May 2026.

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INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Cement	62.4%	56.8%	5.6 pp.	64.2%	58.1%	6.1 pp.
Clinker	45.5%	48.9%	-3.4 pp.	61.2%	57.7%	3.5 pp.

Cement production utilization rate at the Pacasmayo Plant increased by 5.6 and 6.1 percentage points in 2Q26 and 6M26, compared to 2Q25 and 6M25, respectively, mainly reflecting higher production to meet increased demand, as mentioned above.

Clinker production utilization rate decreased by 3.4 percentage points in 2Q26 compared to 2Q25, mainly due to scheduled kiln maintenance during the quarter and the use of existing clinker inventories. During 6M26, the utilization rate increased by 3.5 percentage points compared to 6M25, primarily reflecting higher clinker production to meet increased cement demand.

Rioja Plant Utilization Rate

	Utilization Rate
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Cement	75.8%	70.1%	5.7 pp.	76.9%	69.8%	7.1 pp.
Clinker	87.2%	79.9%	7.3 pp.	88.6%	79.0%	9.6 pp.

Driven by higher cement demand in its area of influence, the Rioja Plant recorded year-over-year increases in both cement and clinker utilization rates. The cement utilization rate reached 75.8% in 2Q26 and 76.9% in 6M26, representing increases of 5.7 and 7.1 percentage points compared to 2Q25 and 6M25, respectively. The clinker utilization rate reached 87.2% in 2Q26 and 88.6% in 6M26, up 7.3 and 9.6 percentage points, respectively, reflecting higher clinker production to support increased cement demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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Piura Plant Utilization Rate

	Utilization Rate
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Cement	67.0%	49.7%	17.3 pp.	61.0%	51.1%	9.9 pp.
Clinker	30.9%	107.8%	-76.9 pp.	50.4%	87.2%	-36.8 pp.

Driven by higher cement demand, the cement production utilization rate at the Piura Plant reached 67.0% in 2Q26 and 61.0% in 6M26, representing increases of 17.3 and 9.9 percentage points compared to 2Q25 and 6M25, respectively. In contrast, the clinker production utilization rate reached 30.9% in 2Q26 and 50.4% in 6M26, decreasing by 76.9 and 36.8 percentage points, respectively, in line with our annual production plan, which is designed to maximize the operating efficiency of our kilns throughout the year, and therefore stopped during most of this quarter.

Consolidated Utilization Rate

	Utilization Rate
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Cement	65.1%	55.7%	9.4 pp.	64.3%	56.8%	7.5 pp.
Clinker	44.7%	71.1%	-26.4 pp.	60.3%	69.4%	-9.1 pp.

The consolidated cement production utilization rate reached 65.1% in 2Q26 and 64.3% in 6M26, representing increases of 9.4 and 7.5 percentage points compared to 2Q25 and 6M25, respectively, mainly driven by higher cement demand.

The consolidated clinker production utilization rate reached 44.7% in 2Q26 and 60.3% in 6M26, representing decreases of 26.4 and 9.1 percentage points compared to 2Q25 and 6M25, respectively, mainly reflecting the timing of clinker production under our annual production plan, which is designed to maximize the operating efficiency of our kilns, as well as the use of existing clinker inventories.

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FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	558.9	484.1	15.4%	1,114.5	983.3	13.3%
Gross Profit	221.1	179.7	23.0%	455.5	363.0	25.4%
Total operating expenses, net	-84.7	-89.0	-4.8%	-179.4	-176.7	1.5%
Operating Profit	136.4	90.7	50.4%	276.1	186.4	48.1%
Total other expenses, net	-21.4	-21.1	1.4%	-43.0	-42.8	0.5%
Profit before income tax	115.1	69.6	65.2%	233.1	143.6	62.3%
Income tax expense	-37.8	-21.8	73.4%	-73.9	-43.1	71.5%
Profit for the period	77.2	47.8	61.5%	159.2	100.5	58.4%

Revenues increased by 15.4% in 2Q26 and 13.3% in 6M26 compared to 2Q25 and 6M25, respectively, mainly driven by higher sales volumes of bagged cement for the self-construction segment. Gross profit increased by 23.0% in 2Q26 and 25.4% in 6M26 compared to the same periods of 2025, mainly due to increased profitability in concrete, as well as operational efficiencies resulting from our maintenance and production plans during the first quarter of the year. Profit for the period increased by 61.5% in 2Q26 and 58.4% in 6M26, mainly due to higher sales and operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	544.2	469.1	16.0%	1,083.2	955.4	13.4%
Cost of Sales	-320.7	-286.6	11.9%	-623.3	-587.4	6.1%
Gross Profit	223.4	182.4	22.5%	459.9	368.0	25.0%
Gross Margin	41.1%	38.9%	2.2 pp.	42.5%	38.5%	4.0 pp.

Sales of cement, concrete and precast increased 16.0% in 2Q26 and 13.4% in 6M26, when compared to 2Q25 and 6M25 respectively, mainly due to increased sales of cement. Gross margin increased 2.2 percentage points in 2Q26 and 4.0 percentage points during 6M26, when compared to 2Q25 and 6M25 respectively, mainly due to operational efficiencies in cement and concrete production.

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Sales: cement

(in millions of Soles S/)

Sales of cement represented 86.3% of cement, concrete and precast sales during 2Q26.

	Cement
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	469.5	392.8	19.5%	935.9	795.0	17.7%
Cost of Sales	-257.5	-209.3	23.0%	-498.9	-424.6	17.5%
Gross Profit	212.0	183.5	15.5%	437.0	370.4	18.0%
Gross Margin	45.2%	46.7%	-1.5 pp.	46.7%	46.6%	0.1 pp.

Sales of cement increased 19.5% in 2Q26 compared to 2Q25 and 17.7% in 6M26 compared to 6M25, mainly driven by higher sales volumes and average selling prices. Gross margin decreased 1.5 percentage points in 2Q26, mainly due to a slight increase in coal prices, as well as higher consumption of imported clinker during kiln maintenance. In 6M26, gross margin remained stable.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 12.3% of cement, concrete, and precast sales during 2Q26.

	Concrete, pavement and mortar
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	66.8	68.6	-2.6%	132.8	146.4	-9.3%
Cost of Sales	-56.1	-69.9	-19.7%	-111.3	-149.2	-25.4%
Gross Profit	10.7	-1.3	N/R	21.5	-2.8	N/R
Gross Margin	16.0%	-1.9%	17.9 pp.	16.2%	-1.9%	18.1 pp.

Sales of concrete, pavement and mortar decreased 2.6% during 2Q26 and 9.3% in 6M26 compared to 2Q25 and 6M25 respectively, mainly due to decreased sales volume of pavement as the Piura airport project finished last year. Despite this decline in volume, gross margin expanded by a remarkable 17.9 and 18.1 percentage points in 2Q26 and 6M26 respectively compared with the same period of the last year. As mentioned before, this surge reflects a ‘regularization’ of profitability as the segment shifted away from the low-margin Piura airport works toward the Yanacocha project, which requires more specialized concrete solutions with significantly higher margins.

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Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.4% of cement, concrete, and precast sales during 2Q26.

	Precast
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	7.9	7.7	2.6%	14.5	14.0	3.6%
Cost of Sales	-7.1	-7.4	-4.1%	-13.1	-13.6	-3.7%
Gross Profit	0.8	0.3	N/R	1.4	0.4	N/R
Gross Margin	10.1%	3.9%	6.2 pp.	9.7%	2.9%	6.8 pp.

During 2Q26, precast sales increased 2.6% compared to 2Q25 and 3.6% in 6M26 compared to 6M25, mainly due to demand from the public sector. Gross margin in 2Q26 and 6M26 was higher by 6.2 and 6.8 percentage points, respectively, compared to 2Q25 and 6M25, reflecting higher sales volumes and lower cost of sales per ton.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Sales of goods	9.0	12.3	-26.8%	18.4	22.3	-17.5%
Cost of Sales	-9.0	-12.2	-26.2%	-18.2	-21.9	-16.9%
Gross Profit	0.0	0.1	-100.0%	0.2	0.4	-50.0%
Gross Margin	0.0%	0.8%	-0.8 pp.	1.1%	1.8%	-0.7 pp.

During 2Q26, construction supplies sales decreased 26.8% compared to 2Q25 and 17.5% in 6M26 compared to 6M25, mainly due to the lower sales volume and average price of steel bars. Gross margin decreased 0.8 percentage points in 2Q26 when compared to 2Q25 and 0.7 percentage points in 6M26 when compared to 6M25.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Personnel expenses	36.2	40.1	-9.7%	75.5	80.7	-6.4%
Third-party services	21.3	20.6	3.4%	42.0	39.6	6.1%
Board of Directors	0.5	1.4	-64.3%	1.9	2.8	-32.1%
Depreciation and amortization	3.5	4.2	-16.7%	7.1	8.0	-11.3%
Other	3.6	4.1	-12.2%	8.1	9.2	-12.0%
Total	65.1	70.4	-7.5%	134.6	140.3	-4.1%

Administrative expenses decreased 7.5% in 2Q26 and 4.1% in 6M26 compared to 2Q25 and 6M25 respectively, mainly due to lower personnel expenses, primarily reflecting a lower collective bargaining bonus than in 2Q25.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Personnel expenses	14.4	11.7	23.1%	27.1	23.4	15.8%
Advertising and promotion	4.8	4.2	14.3%	12.1	9.3	30.1%
Third party services	3.9	4.4	-11.4%	7.4	7.2	2.8%
Information technology related services	0.7	0.7	0.0%	1.3	1.2	8.3%
Depreciation and amortization	1.7	1.4	21.4%	3.3	2.7	22.2%
Other	-3.1	0.0	N/R	1.5	1.3	15.4%
Total	22.4	22.4	0.0%	52.7	45.1	16.9%

Selling expenses in 2Q26 remained in line with 2Q25, as increased advertising and promotion expenses were offset by decreased provisions for doubtful payment. During 6M26, selling expenses increased 16.9% compared to 6M25.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Net Income	77.2	47.8	61.5%	159.2	100.5	58.4%
+ Income tax expense	37.8	21.8	73.4%	73.9	43.1	71.5%
- Finance income	-0.7	-0.5	16.7%	-1.1	-1.2	-8.3%
+ Financial expenses	21.4	22.7	-5.7%	43.1	45.8	-5.9%
+/- Net loss from exchange rate	0.7	-1.1	N/R	1.1	-1.9	N/R
+ Depreciation and amortization	38.4	39.6	-3.0%	76.6	78.6	-2.5%
Consolidated EBITDA	174.8	130.3	34.3%	352.7	264.9	33.1%

Consolidated EBITDA increased 34.3% in 2Q26 and 33.1% in 6M26, when compared to 2Q25 and 6M25, respectively, mainly driven by higher demand for bagged cement, as well as operational efficiencies in concrete as we focused on higher-margin services.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of June 30, 2026, the cash balance was S/199.5 million (US$ 58.6 million). This balance includes certificates of deposit in the amount of S/ 154.4 million (US$ 45.4 million), distributed as follows:

Certificate Deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
BBVA	S/ 7.0	4.10%	June 9, 2026	July 1, 2026
INTERBANK	S/ 13.0	4.00%	June 19, 2026	July 2, 2026
BCP	S/ 25.0	3.95%	June 26, 2026	July 2, 2026
BCP	S/ 17.2	3.95%	June 30, 2026	July 2, 2026
BBVA	S/ 9.0	4.00%	June 30, 2026	July 2, 2026
INTERBANK	S/ 1.0	3.75%	June 30, 2026	July 2, 2026
SCOTIABANK	S/ 1.6	3.85%	June 30, 2026	July 2, 2026
BBVA	S/ 8.0	4.00%	June 19, 2026	July 2, 2026
BCP	S/ 13.5	3.97%	June 22, 2026	July 2, 2026
BBVA	S/ 15.0	4.00%	June 26, 2026	July 2, 2026
BCP	S/ 10.0	3.99%	June 22, 2026	July 7, 2026
BCP	S/ 16.5	3.99%	June 22, 2026	July 8, 2026
INTERBANK	S/ 1.5	3.95%	June 26, 2026	July 9, 2026
BCP	S/ 10.0	3.99%	June 22, 2026	July 14, 2026
	S/ 148.3

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Certificates of deposits in American Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
BCP	USD 1.3	2.38%	June 26, 2026	July 2, 2026
BCP	USD 0.5	2.95%	June 30, 2026	July 2, 2026
	USD 1.8

The remaining balance of S/ 45.1 million (US$ 13.2 million) is held mainly in the Company’s bank accounts, of which US$ 9.2 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Debt Schedule
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	571.6	494.5	124.0	186.0	1,376.1
Future interest payments	67.9	89.1	36.1	22.3	215.4
Total	639.5	583.6	160.1	208.3	1,591.5

As of June 30, 2026, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,372.6 million (US$ 401.9 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2022.

As of June 30, 2026, Net Debt/EBITDA ratio was 2.3 times.

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Capex

(in millions of Soles S/)

As of June 30, 2026 the Company invested S/ 29.3 million (US$ 8.6 million), allocated to the following projects:

Projects	6M26
Pacasmayo Plant Projects	15.8
Concrete and aggregates equipment	5.0
Rioja Plant Projects	1.1
Piura Plant Projects	7.4
Total	29.3

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. a member of the Holcim Group, is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.403 per US$ 1.00, which was the buying exchange rate, reported as of June 30, 2026 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 (unaudited) and December 31,2025 (audited)

	As of Jun-26	As of Dec-25
	S/ (000)	S/ (000)
Cash and cash equivalents	199,462	53,571
Trade and other receivables,net	144,728	146,674
Income tax prepayments	66,186	24,857
Inventories	651,495	707,143
Prepayments	38,620	17,503
Total current assets	1,100,491	949,748
Trade and other receivables, net	28,263	28,450
Financial instruments designated at fair value through OCI	998	163
Property, plant and equipment, net	1,962,081	2,005,714
Intangible assets, net	59,962	62,800
Goodwill	4,459	4,459
Deferred income tax assets	35,025	34,994
Right-of-use asset, net	14,259	16,988
Other assets	32	50
Total non-current assets	2,105,079	2,153,618
Total assets	3,205,570	3,103,366
Trade and other payables	289,283	283,907
Financial obligations	570,346	532,346
Lease liabilities	4,312	4,879
Income tax payable	2,373	3,784
Provisions	38,749	47,689
Total current liabilities	905,063	872,605
Financial obligations	802,286	879,809
Lease liabilities	9,524	11,350
Provisions	20,733	29,005
Deferred income tax liabilities	116,820	119,232
Total non-current liabilities	949,363	1,039,396
Total liabilities	1,854,426	1,912,001
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,377)	(16,966)
Retained earnings	423,217	264,027
Total Equity	1,351,144	1,191,365
Total liability and equity	3,205,570	3,103,366

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three and six -month periods ended June 30, 2026 and 2025 (both unaudited)

	2Q26	2Q25	6M26	6M25
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	558,854	484,104	1,114,523	983,272
Cost of sales	(337,725)	(304,418)	(659,005)	(620,228)
Gross profit	221,129	179,686	455,518	363,044
Operating (expenses) income
Administrative expenses	(65,121)	(70,352)	(134,618)	(140,339)
Selling and distribution expenses	(22,394)	(22,413)	(52,653)	(45,125)
Other operating income, net	2,811	3,805	7,864	8,783
Total operating expenses , net	(84,704)	(88,960)	(179,407)	(176,681)

Operating profit	136,425	90,726	276,111	186,363
Other income (expenses)
Finance income	728	524	1,126	1,168
Financial costs	(21,422)	(22,688)	(43,075)	(45,819)
(Loss) income from exchange difference, net	(658)	1,072	(1,070)	1,863

Total other expenses, net	(21,352)	(21,092)	(43,019)	(42,788)
Profit before income tax	115,073	69,634	233,092	143,575
Income tax expense	(37,829)	(21,812)	(73,902)	(43,080)

Profit for the period	77,244	47,822	159,190	100,495

Earnings per share
Basic and diluted earnings per year attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.18	0.11	0.37	0.23

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended June 30, 2026, 2025 (unaudited)

	Attributable to equity holders of the parent
	Capital	Investment Shares	Investments Shares held in Treasury	Additional paid-in capital	Legal reserve	Unrealized loss in financial instruments designated at fair value	Retained earnings	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	100,495	100,495
Other comprehensive loss	-	-	-	-	-	(144)	-	(144)
Total comprehensive income	-	-	-	-	-	(144)	100,495	100,351
Balance as of June 30, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,695)	385,840	1,313,449
Balance as of January 1, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,966)	264,027	1,191,365
Profit for the year	-	-	-	-	-	-	159,190	159,190
Other comprehensive loss	-	-	-	-	-	589	-	589
Total comprehensive income	-	-	-	-	-	589	159,190	159,779
Balance as of June 30, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,377)	423,217	1,351,144

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